Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3) (File No. 333-121428) and related Prospectus of Anixter International Inc. and Anixter Inc. for the registration of $300 million of debt securities of Anixter Inc. and the Guarantees of Anixter International Inc. with respect to the debt securities and to the incorporation by reference therein of our report dated February 2, 2004, except as to Note 14 as to which the date is February 11, 2004, with respect to the consolidated financial statements and schedules of Anixter International, Inc. included in its Annual Report (Form 10-K) for the year ended January 2, 2004, filed with the Securities and Exchange Commission.

Chicago, Illinois
February 4, 2005

/s/ Ernst & Young LLP